Exhibit 99

Contact:	Curtis A. Sampson, Chairman and Chief Executive Officer
Steven H. Sjogren, President
Paul N. Hanson, Vice President and Treasurer

For Immediate Release

Hector Communications Corporation Reports

Revenues and Earnings for 2006 First Quarter

May 10, 2005—Hector, MN—Hector Communications Corporation (AMEX: HCT) today reported operating results for its first quarter ended March 31, 2006. Revenues were $7,754,000 for the three months ended March 31, 2006, an increase of 1% from $7,649,000 in 2005. The revenue increase was mainly due to increased sales of high speed Internet services to customers.  Operating income increased 3% to $1,869,000 compared to $1,813,000 in 2005. Income from the Company’s investment in Midwest Wireless Holdings LLC was $1,566,000 in the 2006 period compared to $1,070,000 in 2005. Net income was $1,699,000 or $.41 per diluted share in 2006 compared to $1,386,000 or $.34 per diluted share in 2005.

Curtis A. Sampson, Chairman and Chief Executive Officer said  “Midwest Wireless Holdings LLC, which is expected to be sold in 2006, has been the driver for Hector’s increases in net income and per share earnings in recent years.  We expect our core wireline telephone business to face significant challenges in the future, including loss of access revenue due to the impact of the dramatic growth in wireless telephony, possible changes to the level of regulatory support for rural telecommunications and the emergence of Voice over Internet Protocol (VoIP). In 2005 we retained the investment-banking firm of Stifel Nicolaus to assist us in assessing available strategic options for maximizing value to shareholders.  That process is continuing.”

Hector Communications Corporation is a telecommunications holding company that, through its subsidiaries, provides local telephone, video and high-speed Internet service in rural communities in Minnesota, Wisconsin and North Dakota. The Company serves 29,400 telephone access lines, 8,000 cable television subscribers and 11,300 Internet customers and has minority ownership interests in other telecommunications companies.

Hector Communications Corporation is a telecommunications holding company that, through its subsidiaries, provides local telephone, video and high-speed Internet service in rural communities in Minnesota, Wisconsin and North Dakota. The Company serves 29,400 telephone access lines, 8,000 cable television subscribers and 11,300 Internet customers and has minority ownership interests in other telecommunications companies.

Hector Communications Corporation and Subsidiaries

Earnings Summary

	Three Months Ended March 31
	2006	2005
Revenues	$7,754,191	$7,648,997
Operating income	1,868,762	1,813,311
Other income (expense):
Income (loss) from investments:
Midwest Wireless Holdings, LLC	1,566,365	1,070,343
Other unconsolidated affiliates	(49,898)	(2,201)
Interest and dividend income	228,684	184,781
Interest expense	(726,289)	(730,172)
Net other income	1,018,862	522,751

Income from continuing operations before income taxes	2,887,624	2,336,062
Income tax expense	1,189,000	950,000
Net Income	$1,698,624	$1,386,062

Basic net income per common share:	$.42	$.37
Diluted net income per share	$.41	$.34
Cash dividends per share	$.10	$.05

Hector Communications Corporation and Subsidiaries

Condensed Balance Sheet

	March 31	December 31
	2006	2005
Cash and cash equivalents	$26,961,080	$25,245,358
Other current assets	3,931,515	4,477,313
Property, plant and equipment, net	36,724,908	37,381,570
Excess of cost over net assets acquired	30,921,094	30,921,094
Investment in Midwest Wireless Holdings, LLC	18,825,636	18,067,471
Investments in other unconsolidated affiliates	3,238,214	3,307,593
Other investments	7,653,248	8,037,986
Other assets	300,020	315,906
Total Assets	$128,555,715	$127,754,291

Notes payable and current portion of long-term debt	$6,491,000	$6,527,400
Other current liabilities	4,355,796	4,214,147
Long-term debt, less current portion	48,146,191	49,456,138
Deferred taxes and credits	5,260,718	5,308,790
Deferred compensation	797,482	802,116
Stockholders’ equity	63,504,528	61,445,700
Total Liabilities and Stockholders’ Equity	$128,555,715	$127,754,291